Invest in Vyrill Inc.

Vyrill, a Google for web/social/mobile video,
empowers video commerce for brands



AJAY BAM CEO & Co-Founder   DR. BARBARA ROSARIO CTO & Co-Founder

🐦 VYRILL.COM SAN FRANCISCO CA   Software Technology Retail B2B Artificial Intelligence

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Why you may want to invest in us...

1   Vyrill offers deep AI driven video insights through the most powerful in-video search on the market

2   Our AI machines watch & listen to videos to analyze text, audio and images online

3   Tools to capture, view and license brand-safe, authentic user generated videos (UGV) fast & at scale

4   Brands can take immediate action on trending, new & authentic content from one dashboard

5   85% of consumers say that video led shopping experiences are the best to make purchase decisions

6   For a richer, multi-media video led experience that influences shopping decisions and behavior

7   Immediately react to negative, un-safe and damaging brand content and reduce video fraud

8   Brands love we offer zero integration to start and ROI within 72 hrs of video aggregation & analysis

Why investors ❤ us

WE'VE RAISED $2,745,215 SINCE OUR FOUNDING

Vyrill is years ahead of the race to enhance Video analytics to full potential. Every element of the video will become useful to Business, Advertising and Marketing.

Thanks to the application of AI that handles volumes, every brand can finally fully understand what is happening in the social space and invest accordingly.

I directly worked with the team on the first set of products and I believe that potential is unlimited.

Pietro Masi Director of Product Design at EdCast

[LEAD INVESTOR ❓] [INVESTING $22,000 THIS ROUND]

Great idea, qualified people and a friend!
Monica Raut

Our team



Ajay Bam
CEO & CO-FOUNDER - Vyrill.com
Ajay built and sold a mobile shopping app company in 2009 and has been studying shopping behaviors for 15+ years.





Dr. Barbara Rosario
CTO & Co-founder
Doctor of Philosophy (Ph.D.) focused in Computer Information Sciences. Skilled in Artificial Intelligence, Human Computer Interaction and Mobile Technology.

In the news

 **FIXME**

The beauty of Berkeley's entrepreneurship ecosystem lies in the opportunities for entrepreneurs from all ages and backgrounds to assemble the perfect founding team - to incubate their startups in

October 2, 2020 @ innovators.berkeley.edu

 **Vyrill Releases Research on Correlation Between Content and Auto Sales**

Vyrill has released the first of its kind auto research focused on user-generated video content (UGVC). Vyrill evaluated organic and paid non-branded light-truck videos created by consumers during the first half of

January 22, 2019 @ martechseries.com

Downloads

📄 Vyrill Investor WeFunder Deck.pdf

Our Story

Vyrill was founded by Ajay Bam and Dr. Barbara Rosario, who understood after extensive conversations with brand marketers, that brands and retailers were struggling with capturing and understanding massive user generated video content posted in 48+ languages across the web, smartphones and 20+ social platforms.

Ajay and Dr. Rosario found that brand marketers were looking for ways to understand, who is posting video content, where and when, and what consumers are saying about their products within their videos, and how to leverage authentic video reviews, unboxing and how-to and more for product marketing.

Beyond this, marketers were also looking for ways to find competitor data and insights for user generated video content which led them to the question;

"Might there be a way to sort through all the video content to leverage product reviews for product marketing, or understand customer frustrations and be able to take specific actions?"

As smartphones and high speed telecom networks as 4G and 5G happened, customers have begun to launch their shopping experiences by viewing videos on Google, Bing, Amazon and Youtube. However, Google, Bing and search engines in general, do a very poor job at finding and indexing videos.

Another problem was how to search inside the video itself. As customers watch videos, they want to find what they are looking for instantly, even when the video is long. No one has time to watch a long video or multiple videos. Offering a tool for in-video search, where customers can find what they are looking for instantly was a top priority for Ajay & Barbara.

Vyrill is like a 'google' for commerce videos allowing brands to listen and watch inside the video to unlock its potential for revenue.
~ Ajay Bam, CEO & Co-Founder of Vyrill

With user generated video content creation and consumption growing exponentially at 200% a year and since Covid, online video (including streaming video) has spiked growing

an estimated 600% and continues to rise. Because 85% of consumers have said that videos influence their purchase decisions and offer a touch free product experience, user generated video has become essential to brand's seeking to grow revenue.

Ajay and Dr. Rosario initially set out to build a 'video refinery', similar to an oil refinery, that would process 'crude video' and extract data and insights that are not only usable but that save time, energy and money. They spent three years working on research and development to train machines to watch and understand millions of videos in nine dimensions. Something that has never been done before.

They succeeded and Vyrill is the result.

Here are some key milestones over the past four years;

2016 : • *Journey began with analyzing videos to match videos to product, brands and competitors*

2017 - 2018: • *Developed video transcript, sentiment, topics, and keywords.*
• *Integrated with Youtube.*
• *Launched alpha*

2019-2020: • *Analyzed videos for demographics, scenes, brand safety and tying all of this together with text and audio analysis*
• *Launched beta insights and reporting version 1.0.*
• *Developed content marketing tools for brands to capture, license and display videos to increase engagement and conversion.*
• *Launched the platform in production, reporting 2.0*
• *Integrated with Dropbox*

Today: • *Vyrill is building out additional campaign management tools for brand marketers.*

Vyrill is now a 'google' for videos to look inside the video.

Vyrill data and insights support content marketing, at scale. In short, Vyrill has the power to;

- *Capture videos from social and smart phones*
- *Analyzes millions of videos at scale*
- *Get and contextualize tangible insights*
- *License the video content easily and quickly*
- *Use the video content to influence buying decisions*

Before Vyrill Ajay has been studying in-store and online shopping behavior for over 15 years. He built a mobile shopping app company and sold it in 2009. Dr. Barbara Rosario is an expert in artificial intelligence, machine learning, and natural language processing. The founders met at U.C.Berkeley, where they founded Vyrill right out of U.C.Berkeley's Skydeck Incubator.



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What is Vyrill?
Vyrill is a user-generated video content (UGVC) discovery, analytic, licensing and commerce platform powered by our proprietary AI technology to enable social commerce and product marketing.
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What We Do

Vyrill is a user-generated video content discovery, analytic, licensing and commerce platform powered by our proprietary AI technology.

Our Vision

It's Ajay and Barbara's vision is to become the world's largest video review and commerce platform by enabling new shopping experiences that feature video at it's core.

Our Mission

Our mission is to empower brands with the best organic user generated videos and insights that enable product marketing, lead-gen and e-commerce.

Our Proprietary Technology



Vyrill's Core Technology - Google inside the video
analyzes video text, audio and images with 8 Video Data Sets
DEMOGRAPHICS & DIVERSITY
See age, gender, and ethnicity data for any video or collection and fill the your diversity gaps wise
VIDEO STATS DATA
See vitals like the activity of the likes, comments , views, and the number of followers
TRENDING CONTENT
Sort by videos and influencers that had an increase in likes, views, shares, and comments
BRAND SAFETY
Detect unsafe language and scenes to ensure only brand safe influencers and videos
8
User-generated video content data sets*
SENTIMENT
Identify positive and negative reviews and comments
SCENE
Identify the scenery in a video such as an object, logo, environment or landmark
TRANSCRIPTS
Search by keywords or phrases for both relevance and to discover popular words
TOPICS
Identify and filter by topics such as tutorials and reviews to easily understand a video purpose

Our insights reports reveal data in nine (9) dimensions including;

- trending videos
- trending influencers
- brand safety
- positive sentiment
- negative sentiment
- interior or exterior
- demographic
- by topic, keyword and/or hashtag
- and brand safety which includes *offensive, misogynistic, sexual* and *racial* language

... and many more search and sort features.

Our dashboard offers video playback along with several sorting metric that allows you to drill down deep into the data.

Benefits of our Proprietary AI Technology

Always know. Receive alerts when consumers posts videos about your brand in real-time, so you can choose to how to respond. Know which content is likely to trend or is trending.

Deepest data set. Vyrill reports against the several core UGC Video metrics so you to make decisions out of confidence: sentiment, topic, scene, demographic, influencer, diversity, data

True sentiment analytics. Only from Vyrill all UGC video content is scored for positive & negative sentiment. Vyrill's clients use these insights to optimize creative, identify new influencers, obtain data points for product development.

Content licensing. Whether it is discovering an amazing unboxing video, an authentic influencer, a consumer giving a great product demo our clients use the platform to license this content for their website and marketing efforts.

Monitor your competition. All the same deep insights and metrics you get for your brands but for your competition. Now you are able to monitor in real-time what consumers are saying about your competition and apply those learnings into your own communication and product strategy.

Our Reports

Our reports are a wealth of information for marketing and brand managers, data scientists or the research and development team.



vyrill
Overview Reports



To further understand the depth of our reports, we invite you to read more here;

- **How To Read Vyrill Insights**

- **How To Read The Audio Speech Analysis Report**

- **How To Read the Vyrill Influencer Report**

- **How To Read the Vyrill Topic Report**

- **How To Read the Video Stats Summary Report**

- **How To Read Vyrill Demographic Reports**

The power is in the understanding and interpretation of the data to craft campaigns that are timely and impactful.



Our Customer Journey

In four steps;

1. One: *Capture & Match to find the best video reviews*

2. Two: *Analyze Matched Videos for reputation, brand safety and ranking*

3. Three: *License Content to acquire rights for product marketing at scale*

4. Four: *Distribute content to product pages, apps or homepage to increase conversion*

Quantifying the ROI of Vyrill Data

To gather the breadth and quality of data that Vyrill does, brands would need to hire researchers to watch thousands of hours of video to quantify the same data.

Our most recent project amounted to 3000 videos with an average length of 16.5 minutes, totaling more than 800 hours. This amount of time and energy roughly adds up to $21K in expenses to simply watch the videos, let alone conduct analysis and draft reports.

As clients like *Porche, AirAsia, Revlon, Dell* and *Sargento* have already experienced, Vyrill as a business solution not only saves time, energy and money but uncovers new possibilities for e-commerce.

Our Team



Thank you

If you are interested in following our progress, please click here to sign up for our newsletter by letting us know here: https://vyrill.com/contact-us/

Investor Q&A

What does your company do? ⌄

+ EXPAND ALL

Vyrill has trained machines to capture, watch and understand millions of videos on social, web or smartphones to help brand marketers increase revenue and find new customers by leveraging user generated video such as video reviews, feedback, unboxing, how to videos (and more) for insights, demand-generation, licensing and content marketing.

Where will your company be in 5 years? ⌄

In 5 years, we intend to be the world's largest premier video commerce platform enabling video led shopping experiences from search to product page to shopping cart. These are forward looking projections and seek to achieve that goal.

Why did you choose this idea? ⌄

Before Covid, user generated video (UGV) was growing at 200%. Today, since Covid, the creation of UGV and video consumption has exploded more than 600%. With 85% of Consumers saying videos influence their purchase decisions and offer a touch free product experience, user generated video has become essential to brand's seeking to grow revenue.

How far along are you? What's your biggest obstacle? ⌄

Our solution is live with 57+ brand customers and we are generating revenue.

Who competes with you? What do you understand that they don't? ⌄

Brandwatch, Trustpilot and Bazaarvoice are in the domain of text listening and text reviews. But, none of our competitors do video and combine the scale, speed, features and strength of Vyrill's discovery, insights, in-video search, and licensing. It's taken us 2.5 years to build our platform to analyze inside of the video in 9 dimensions - at scale, speed and cost. So, analyzing a video is a very difficult challenge because you have to analyze text, audio and images together.

1. Video authenticity and trust are very important and thus capturing, measuring and leveraging authentic video reviews and more is key to influence the shopping journey for brand growth and success.
2. The key to increasing organic search based revenue is enabling search engines to understand what is inside the video when they crawl the page. Vyrill adds a transcript and 50+ tags of what is inside the video indicating whether the video is brand safe and suggesting a ranking of the video for the product. So search engines can crawl what's inside the video and thus offer the most relevant video review and brand safe video content in search results, thereby driving more click throughs from search and increasing conversion.
3. The key to enabling a superb video experience to shoppers is enabling short videos and in-video search so customers can find what they want inside the video in secs to make their purchase decisions.

How will you make money? ⌄

Revenue model is SAAS + Licensing
1. Software as a Service: $500-$8,000/month per customer for video aggregation, capture, insights and campaign management. Our customers buy "Video Data Plans". Data plans are tiered by number of videos analyzed per month.
2. Licensing of content - A flat fee for high volume of licensing transactions or 20% success fee per individual transaction.
In future, we are opening up an API for which we will charge a fee.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

1. As we grow, we need to be able to build infrastructure that can analyze videos at scale, speed and cost. The cost of GPUs and TPUs is going down every year, enabling us to build infrastructure.
2. We want to reduce our dependency for content on social media platforms. We have integrated with dropbox enabling us to read videos directly from desktop and mobile phones. In future, we might consider launching our own tools like browser plugin or mobile app to capture and promote video content.
3. AI talent is expensive and in demand. Our Berkeley connections give us access to top AI talent at U.C.Berkeley.

How diverse is your team? ⌄

Our team has a balance of men and women on the team. Among 12 of us, we represent 7 nationalities and speak over 20 languages.

Can I see a product demo/tour? ⌄

Vyrill Insights + Licensing Product demo - https://youtu.be/yl2t6bUs2Uw